CUSIP No. 683718308

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)
Under the Securities Exchange Act of 1934

Openwave Systems, Inc.
(Name of Issuer)

Common Stock; $.001 par value
(Title of Class of Securities)

683718308
(CUSIP Number)

Seymour L. Goldblatt Kenneth A. Goldblatt S Squared Technology, LLC 515 Madison Avenue Suite 4200 New York, NY 10022 (212) 421-2155
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of  11 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683718308

1	NAME OF REPORTING PERSONS S Squared Technology, LLC 01-0622776
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,881,400 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 5,881,400 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,881,400 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.98% (see Item 4)
14	TYPE OF REPORTING PERSON IA

CUSIP No. 683718308

1	NAME OF REPORTING PERSONS S Squared Capital II Management, LLC 20-1954431
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,267,500 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 2,267,500 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,267,500 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.69% (see Item 4)
14	TYPE OF REPORTING PERSON IA

CUSIP No. 683718308

1	NAME OF REPORTING PERSONS S Squared Technology Partners, L.P. 43-1991746
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 4)
14	TYPE OF REPORTING PERSON IA

CUSIP No. 683718308

1	NAME OF REPORTING PERSONS Seymour L. Goldblatt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,148,9001 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 8,148,900 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,148,900 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.67% (see Item 4)
14	TYPE OF REPORTING PERSON IN

1
Represents combined holdings of S Squared Technology, LLC, S Squared Capital II Management, LLC and S Squared Technology Partners, L.P. Seymour L. Goldblatt disclaims any beneficial ownership interest of the shares held by any funds for which S Squared Technology, LLC, S Squared Capital II Management, LLC or S Squared Technology Partners, L.P. acts as an investment adviser, except for that portion of such shares that relates to his economic interest in such shares, if any.

CUSIP No. 683718308

1	NAME OF REPORTING PERSONS Kenneth A. Goldblatt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,148,9002 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 8,148,900 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,148,900 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.67% (see Item 4)
14	TYPE OF REPORTING PERSON IN

2
Represents combined holdings of S Squared Technology, LLC, S Squared Capital II Management, LLC and S Squared Technology Partners, L.P. Seymour L. Goldblatt disclaims any beneficial ownership interest of the shares held by any funds for which S Squared Technology, LLC, S Squared Capital II Management, LLC or S Squared Technology Partners, L.P. acts as an investment adviser, except for that portion of such shares that relates to his economic interest in such shares, if any.

CUSIP No. 683718308

This Amendment No. 1 to Schedule 13D amends the statement on Schedule 13D (the “Initial Statement”) that was originally filed by S Squared Technology, LLC (“SST”), S Squared Capital II Management, LLC (“SSCIIM”), both Delaware limited liability companies, S Squared Technology Partners, L.P. (“SSTP”), a Delaware limited partnership, and Seymour L. Goldblatt (“Seymour”) and Kenneth A. Goldblatt (“Kenneth”) (SST, SSCIIM, SSTP, Seymour and Kenneth collectively referred to herein as the "Reporting Persons") on October 22, 2010. All capitalized terms used herein but not defined herein have the meanings set forth in the Initial Statement.

Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed in the aggregate to beneficially own 8,148,900 shares of Common Stock, representing approximately 9.67% of the shares of Common Stock outstanding based on 84,331,155 shares of Common Stock outstanding as set forth in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010.  None of the Reporting Persons may be deemed to beneficially own any shares of Common Stock other than as set forth herein.

 (b) The Reporting Persons have the power to vote or direct the vote and to dispose or direct the disposition of the shares of Common Stock beneficially owned by the Reporting Persons as indicated herein.

(c) On January 14, 2011, SST sold 688,700 shares of Common Stock in the open market at a price of $2.45 per share.

On January 14, 2011, SSCIIM sold 311,300 shares of Common Stock in the open market at a price of $2.45 per share.

On December 2, 2010, SSCIIM sold 460,120 shares of Common Stock in the open market at a price of $2.33 per share.

(d) No person is known by any Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons, other than the Reporting Persons.

(e) Not applicable.

Item 7.  Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit A – Joint filing agreement among the Reporting Persons, dated October 22, 2010 (incorporated by reference to the Schedule 13D filed by the Reporting Persons on October 22, 2010).

CUSIP No. 683718308

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2011

S Squared Technology, LLC
By: /s/ Seymour L. Goldblatt
Seymour L. Goldblatt
President

S Squared Capital II Management, LLC
By: /s/ Seymour L. Goldblatt
Seymour L. Goldblatt
President

S Squared Technology Partners, L.P.
By: /s/ Seymour L. Goldblatt
Seymour L. Goldblatt
President

Seymour L. Goldblatt
/s/ Seymour L. Goldblatt

Kenneth A. Goldblatt
/s/ Kenneth A. Goldblatt